May 25, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Kevin Woody, Branch Chief
Jennifer Monick, Senior Staff Accountant

Re:	The Charles Schwab Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011 File No. 001-09700

Dear Mr. Woody and Ms. Monick:

We have set forth below the responses of The Charles Schwab Corporation (the Company) to the Comments detailed in the letter from Mr. Kevin Woody to Mr. Joseph R. Martinetto dated May 12, 2011, with respect to the above referenced periodic report. The staff’s comments are noted in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 6. Selected Financial Data, page 15

Comment 1: Please tell us how you have calculated the compounded 4-year growth rate. Please confirm that you will disclose how this growth rate is calculated in future periodic filings.

Response:  The compounded 4-year growth rate is computed using the following formula:

Compound annual growth rate =    (Ending Value / Beginning Value) .25 - 1

The Company will add this disclosure to the table included in Item 6. Selected Financial Data in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Comment 2: We note your disclosure on page 17 relating to the decrease in trading revenue due to improved online trade pricing for clients. To the extent this item constitutes a material trend, please include in the MD&A section a discussion of this trend and how you expect this trend to affect your future business. Refer to Release 33-8350.

Response: The Company does not believe that the decrease in trading revenue due to improved online trade pricing that occurred in 2010 constitutes a material trend. Although trade commission pricing is a significant factor for the Company’s trading revenue, another significant factor is the volume of trading activity. The Company continually monitors its

Securities and Exchange Commission

May 25, 2011

pricing in relation to competitors and will periodically adjust trade commission pricing to enhance its competitive position. Price reductions are made only after the Company performs economic analysis to assess the potential effect on trading volume and trading revenue. Prior to 2010, the last significant decrease to trade commission pricing occurred in 2006. From 2006 to 2010 total trading revenue increased 6% from $785 million to $830 million, while average revenue earned per revenue trade decreased 8% from $13.39 to $12.28, respectively. Since prior pricing reductions have not resulted in a long-term trend of decreasing trading revenue, the Company does not believe the 2010 price reduction represents a material trend. Further, the Company experienced a 15% increase in trading revenue in the first quarter of 2011 when compared to the first quarter of 2010.

Notes to Consolidated Financial Statements

14. Commitments and Contingent Liabilities

Legal contingencies, page 67

Comment 3: We note your settlements during 2010 and early 2011 related to your YieldPlus Fund Litigation and Regulatory Inquiries. With respect to these settlements, please tell us how you have complied with ASC 450-20 in prior periodic filings. Specifically, tell us when the loss met the probable and reasonably estimable criteria described in paragraph 2 of ASC 450-20-25. Additionally, tell us how you determined that the loss contingency was not at least reasonably possible and that it was not necessary to disclose an estimate of the possible loss or range of loss in prior periodic filings in accordance with paragraph 4 of ASC 450-20-50.

Response: In preparing its financial statements each quarter, the Company evaluates each litigation contingency to determine whether or not it is probable, reasonably possible or remote that a liability has been incurred and, if it is at least reasonably possible, whether a possible loss or range of loss can reasonably be estimated under the provisions of ASC 450-20-25-2. This evaluation requires significant judgment and entails careful consideration of a number of factors, including the procedural status of the case and any recent developments; prior experience and the experience of others in similar cases; available defenses, including potential opportunities to dispose of the case on the merits or procedural grounds before trial (e.g., motions to dismiss or for summary judgment); the status and course of discovery; any progress between the Company and litigants or regulators with respect to settlement discussions; the opinions of internal and external counsel regarding the likelihood of the Company’s success prior to or at trial and potential damages, if any; and potential insurance coverage and indemnification. Often when legal proceedings or regulatory investigations are at an early stage, it is not possible to determine whether a loss will be incurred and to estimate the range of any such loss until the matter is closer to resolution; numerous issues have to be developed, such as discovery of important factual matters and determination of threshold legal issues, including novel or unsettled legal questions relevant to the proceedings. Reserves are established or adjusted or further disclosure and estimates of potential loss provided as more information becomes available.

Although relating to the same set of circumstances concerning the decline of the YieldPlus Fund as the credit crisis began to unfold, class action litigation and the regulatory inquiries to which the Company was responding between 2008 and 2011 were unrelated matters and proceeded on separate tracks; accordingly, our response will address the two different sets of matters in turn.

Securities and Exchange Commission

May 25, 2011

Class Action Litigation: The Company believes that any loss relating to YieldPlus Fund class action litigation was not probable and reasonably estimable until the second quarter of 2010, prior to the Company issuing its first quarter 2010 Form 10-Q.

Although the parties had engaged in mediation prior to the second quarter of 2010, negotiations between the parties had not been productive and the parties were preparing for trial until rulings from the trial judge on March 30 and April 8, 2010 on motions for summary judgment. From the outset of the litigation, the Company had disputed plaintiffs’ claims and believed it had strong legal defenses and defenses on the merits based on the factual record in this case, the opinions of defense counsel and experts, and recent court rulings in favor of similarly situated defendants in other cases. The parties’ experts diverged widely on key factual issues, including measures of potential damages. Furthermore, a number of critical legal questions with material implications for the scope of the case remained unsettled pending rulings from the judge on summary judgment. Consequently, until that point, the Company indicated in its filings that it was unable to determine whether it would incur a loss or to estimate the range of any such loss.

The court’s summary judgment order on March 30, 2010 included a ruling of liability on plaintiffs’ California state law claim and proposed a potential framework for calculating damages. In addition, on April 8, 2010, in connection with plaintiffs’ federal law claims, the Company received certain other adverse rulings on summary judgment including with respect to the scope of potential damages. On April 23 and May 5, 2010 respectively, the Company entered into separate settlement agreements with plaintiffs to resolve plaintiffs’ federal law claims and a California state law claim. Since the loss became probable and reasonably estimable prior to the Company issuing its first quarter 2010 Form 10-Q, the Company accrued the loss in its first quarter 2010 results of operations.

Regulatory Investigations: The Company believes that any loss relating to YieldPlus Fund regulatory investigations was not probable and reasonably estimable until late in the fourth quarter of 2010 when agreement was reached with regulators on key settlement terms. The Company received Wells notices from staff of the SEC’s Division of Enforcement on October 14, 2009 and from FINRA enforcement staff on October 27, 2009. In written submissions and numerous discussions over the ensuing months, the Company responded to the regulators’ allegations and wholly disputed regulators’ characterizations of the facts and their interpretation of certain legal issues. As disclosed in the Company’s first quarter 2010 Form 10-Q, those discussions eventually expanded to include discussion of the staff’s expectations for a potential settled resolution; however, at that initial stage the staff’s settlement demands were too uncertain and preliminary and the parties’ views and expectations too far apart for the Company to have any basis for predicting and estimating its potential liability.

Even as discussions among the parties advanced in the third and fourth quarters of 2010, the parties remained apart on the merits and on threshold settlement conditions and the Company was actively engaged in trial preparation. Under these circumstances, given the wide range of potential outcomes, including with respect to unsettled legal issues to be determined at trial (including calculation of appropriate relief), the Company was unable to predict whether a settlement with regulators could be reached, or to reasonably estimate the range of any potential liability, until late in the fourth quarter of 2010 when agreement on key terms and conditions was reached.

Securities and Exchange Commission

May 25, 2011

*    *    *    *

Management of the Company acknowledges the following:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (415) 667-9733 or James Egan, Senior Vice President – Corporate Controller, at (415) 667-9344 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Joseph R. Martinetto
Joseph R. Martinetto
Executive Vice President & Chief Financial Officer